Chrysler Center 666 Third Avenue New York, NY 10017 212 935 3000 mintz.com

October 8, 2020

CONFIDENTIAL – VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nicholas Lamparski

Mara Ransom

Bill Thompson

Tony Watson

Re:	Hydrofarm Holdings Group, Inc.

Amendment No 1 to Draft Registration Statement on Form S-1

Submitted August 17, 2020

CIK 0001695295

Ladies and Gentlemen:

This letter sets forth the response of Hydrofarm Holdings Group, Inc. (the “Company”) to the comment letter, dated September 16, 2020, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form S-1 confidentially submitted to the Commission on August 17, 2020 (“Amendment No. 1”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). Concurrently, the Company is confidentially submitting a second amendment to the Draft Registration Statement (“Amendment No. 2”).

In order to facilitate your review, we have repeated each comment in its entirety in italicized text in the original numbered sequence and followed by the Company’s response. When indicated, the responses below are contained in Amendment No. 2. References to page numbers in this letter refer to the pagination of Amendment No. 2.

1.	Risk Factors, page 20. We note that the interest rates of your Encina Credit Facility and Term Loan Agreement are tied to LIBOR. Please provide risk factor disclosure related to the impact of the discontinuation of LIBOR on your Encina Credit Facility and Term Loan Agreement. Alternatively, please tell us why you believe you are not required to do so.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its risk factor disclosure related to the discontinuation of LIBOR on its Term Loan Agreement, as set forth on page 34 of Amendment No. 2.

2.	Risk Factors, page 20. We note your response to prior comment 5 and we reissue the comment in part. Please clarify whether you are currently in violation of the Encina Credit Facility, or tell us where such disclosure has been included. In this regard, your disclosure regarding the terms of the Encina Credit Facility appears to state that sales generally speaking to the cannabis industry are prohibited, as opposed to the provisions of the Term Loan Agreement which appears to prohibit sales to retailers that sell exclusively to the cannabis industry.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the Company is currently in compliance with each of the Encina Credit Facility and Term Loan Agreement and has revised the disclosure on page 32 of Amendment No. 2. Each of the Term Loan Agreement and the Encina Credit Facility have different restrictions regarding product sales. The Term Loan Agreement prohibits the Subsidiary Obligors from selling our products directly to cannabis growers or cultivators, or to sellers or retailers that sell only to the cannabis industry. The Encina Credit Facility prohibits the Subsidiary Obligors from selling our products to the cannabis industry. Therefore, the Company maintains policies and procedures that are designed to promote and achieve continued compliance with these requirements.

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ

October 8, 2020

3.	Our reliance on a limited base of suppliers for certain products..., page 32. We note your disclosure on page 32 that “we rely on a limited number of suppliers for certain of our light ballasts, used in manufacturing our lighting systems” and that “if any of our key suppliers becomes insolvent or experience other financial distress, we could experience disruptions in production, which could have a material adverse effect on our financial condition, results of operations and cash flows.” You also disclose in Note 4 to the Consolidated Financial Statements that “[o]ne supplier accounted for 10% of purchases in 2019.” Please reconcile these disclosures with your disclosure on page 61, which states that your Company “does not significantly depend on any one supplier.” Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure as set forth on page 63 of Amendment No. 2.

4.	Dilution, page 56. Please tell us your consideration of deducting intangible assets from your calculation of net tangible book value.

Response: The Company respectfully acknowledges the Staff’s comment and notes that intangible assets will be excluded from the calculation of net tangible book value in the next filing of its registration statement.

5.	Management's Discussion and Analysis of Financial Condition and Results of Operations Recent Developments; Effects of Coronavirus on Our Business, page 60. We note your disclosure regarding the COVID-19 pandemic on page 60, which states, in pertinent part: “For several weeks following the initial outbreak of COVID-19, we experienced a material impact to our supply chain that inhibited growth and results of operations.” Please expand this disclosure to discuss more specifically how the material impact to your supply chain inhibited your company’s growth and results of operations. If applicable, please also include the specific known material impacts of the pandemic on your revenue, expenses, and net income. Further, you disclose that “[t]he extent to which the COVID-19 pandemic will ultimately impact our business, results of operations, financial condition and cash flows depends on future developments that are highly uncertain, rapidly evolving and difficult to predict at this time.” In this regard, and in light of changing trends and the overall economic outlook, please discuss how you expect the global outbreak of COVID-19 to impact your future operating results and near-term financial condition. Refer to CF Disclosure Guidance: Topic No. 9 and 9A.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure regarding the impact of the COVID-19 pandemic on the Company’s supply chain on pages 13, 14, 62 and 63 of Amendment No. 2, the impact of the COVID-19 pandemic on the Company’s revenue, expenses and net income on pages 13, 14, 23 and 63 of Amendment No. 2, and the impact of the COVID-19 pandemic on the Company’s future operating results and near-term financial condition on pages 13, 14, 23 and 63 of Amendment No. 2.

MINTZ

October 8, 2020

6.	Recent Transactions; PPP Loan, page 61. We note that you have entered into a loan through the U.S. Small Business Administration’s Paycheck Protection Program authorized as part of the CARES Act. Please expand your disclosure to describe your use of the proceeds from this loan. Please also disclose whether the Company intends to use the proceeds from the PPP Loan in a manner consistent with obtaining loan forgiveness.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure regarding the PPP loan, as set forth on pages 14, 64 and 126 of Amendment No. 2.

7.	Comparison of Years Ended December 31, 2019 and 2018, page 63. Where a material change in a line item is attributed to two or more factors, including offsetting factors, the contribution of each factor should be described in quantified terms. Refer to Section III.D of SEC Release No. 33-6835 and revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the years ended December 31, 2019 and 2018, as set forth on pages 67 and 68 of Amendment No. 2.

8.	Critical Accounting Policies and Estimates, page 68. Please tell us your consideration of disclosing the following related to the estimated fair value of your common stock: (i) The methods that you used to determine the fair value of the your common stock and the nature of the material assumptions involved. For example, if you used the income approach you should disclose that this method involves estimating future cash flows and discounting those cash flows at an appropriate rate, (ii) The extent to which the estimates are considered highly complex and subjective, and (iii) The estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the Company has revised its disclosure as set forth on page 75 of Amendment No. 2. The Company has expanded the discussion in the section titled “Critical Accounting Policies and Estimates” to more fully disclose valuation methods, material assumptions and key estimates used to estimate the fair value of common stock underlying share-based compensation arrangements including adding disclosure that the estimates will not be necessary once the underlying shares begin trading.

For purposes of determining the fair market value of its common stock, the Company used a third-party valuation expert to provide support for its analysis. For most of 2019, the Company primarily relied on valuation methods which included input using the discounted cash flow and guideline public company methods. In the later part of 2019, a “probability weighted expected return method” (the “PWERM method”) analysis was used which placed greater emphasis on the Preferred Stock Offering completed in December 2019 to establish the value of the common stock; the PWERM method requires the Company to develop assumptions and estimates for both the probability of an initial public offering liquidity event and remaining private outcomes, as well as the values the Company expects those outcomes could yield. These methods consider operating and financial performance including estimating future cash flows and discounting those cash flows at an appropriate rate, the lack of liquidity of capital stock and general and industry specific economic outlook, among other factors.

Application of these approaches involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding the Company’s expected future revenue, expenses, cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact the Company’s valuations as of each valuation date and may have a material impact on the valuation of its common stock. These estimates will not be necessary to determine the fair value of underlying shares of common stock for new awards once the underlying shares begin trading.

MINTZ

October 8, 2020

9.	Consolidated Statement of Cash Flows, page F-8. Please tell us your consideration of disclosing interest expense and fees capitalized to principal of long-term debt as a non-cash financing activity for the year ended December 31, 2019 as opposed to presenting the amount as an adjustment to reconcile net loss to net cash (used in) provided by operating activities.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the Company’s Consolidated Statement of Cash Flows on page F-8 of Amendment No. 2 already presents a line item for interest expense and fees added to the principal of long-term debt as an adjustment to reconcile net loss to net cash (used in) provided by operating activities rather than as a non-cash financing activity.

The line item presented as a non-cash financing activity for 2019 entitled “deferred financing costs capitalized to principal of long-term debt” represents the payment of deferred financing costs that were added to the principal of long-term debt rather than being paid in cash. Pursuant to the guidance in ASC 230-10-45- 15: “All of the following are cash outflows for financing activities: …. Payments for debt issue costs…”, given that there was no cash outflow for the deferred financing costs, the Company believes that the deferred financing costs capitalized to principal of long-term debt are properly shown as a non-cash financing activity.

10.	Note 10. Intangible Assets and Goodwill; Goodwill, page F-30. You disclose impairment charges in 2018 related to the Canada reporting unit of $3,244 included in impairment, restructuring and other in the consolidated statement of operations; however, the amounts to not agree to amounts listed in the table on page F-46 in Note 19. Please advise or revise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure regarding impairment charges as set forth on page F-46 of Amendment No. 2.

11.	Note 13. Convertible Preferred Stock and Stockholders' Equity Restriction on the ability to pay dividends, page F-39. We note your disclosure here and in Note 10 related to the restrictions on your ability to pay dividends. Please tell us your consideration of including parent-only financial statements. Please refer to the guidance in Rules 5-04(c) and 12-04 of Regulations S-X.

Response: The Company respectfully acknowledges the Staff’s comment and notes that Rule 5-04 of Regulation S-X requires disclosure of a financial statement schedule containing condensed financial information for the registrant/parent company as prescribed in Rule 12-04 of Regulation S-X when the restricted net assets, as defined by Rule 4-08(e) (3) of Regulation S-X, of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. As described in the notes to the Company’s financial statements, under the Encina Credit Facility and Term Loan Agreement, substantially all consolidated net assets of the Company’s subsidiaries are subject to limitations regarding the restriction of payment of dividends to any direct or indirect parent.

The Company performed the 25% tests in Part III of Rule 12-04 comprising the: 1) the calculation of restricted net assets, 2) dividend restriction, and 3) working capital restriction.  In each test, the amount calculated under each criterion was less than 25% of the Company’s consolidated net assets and, accordingly, the tests were failed.  The Company further notes that most of the consolidated net assets (represented primarily by its net equity) are at the parent level and excluded from the collateral available to the lenders to the Company’s subsidiaries.  Since these restricted net assets were less than 25 percent of the Company’s total consolidated net assets, the Company was not required to provide parent-only financial statements pursuant to Rule 5-04 and Rule 12-04 of Regulation S-X.

12.	Note 16. Commitments and Contingencies; Contingencies, page F-44. You disclose you believe claims against the company are without merit and you do not expect the outcome, individually or in the aggregate would not have a material adverse effect on your consolidated financial position, results of operations or future earnings. Please revise to also disclose whether or not such claims would have a material effect on your cash flows.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure as set forth on page F-44 of Amendment No. 2.

MINTZ

October 8, 2020

If you have any questions or comments in connection with this letter or Amendment No. 2, please contact the undersigned by phone at (212) 692-6768 or via e-mail at krkoch@mintz.com.

Very truly yours,

/s/ Kenneth R. Koch
Kenneth R. Koch

cc:	William Toler, Chief Executive Officer (Hydrofarm Holdings Group, Inc.)

John Lindeman, Chief Financial Officer (Hydrofarm Holdings Group, Inc.)